SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

——————————

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

NCH CORPORATION
(Name of Subject Company (Issuer))

RANGER HOLDING LLC – Offeror
IRVIN L. LEVY – Offeror
LESTER A. LEVY, SR. – Offeror
ROBERT M. LEVY – Offeror
JOHN I. LEVY – Offeror
LESTER A. LEVY, JR. – Offeror
WALTER M. LEVY – Offeror
ANN LEVY COX – Offeror
CAROL R. LEVY – Offeror
KAREN LEVY – Offeror
IRJ LIMITED PARTNERSHIP – Offeror
SHELTERWOOD PARTNERS, L.P. – Offeror
THE ALLEN JOHN LEVY TRUST – Offeror
THE KATHERINE RUTH LEVY TRUST – Offeror
THE SOPHIE BERTHA ROSE LEVY TRUST – Offeror
THE SOPHIE BERTHA ROSE LEVY TRUST II – Offeror
THE WALTER M. LEVY CHILDREN’S TRUST – Offeror
THE SAMUEL LEVY PIASSICK TRUST – Offeror
THE ANN LEVY PIASSICK CHILDREN’S EXEMPT TRUST – Offeror
THE IRVIN L. LEVY TRUST – Offeror
THE LESTER A. LEVY TRUST – Offeror
THE ANN ELIZABETH LEVY TRUST – Offeror
THE WALTER MILTON LEVY TRUST – Offeror
THE LESTER A. LEVY, JR. TRUST – Offeror
THE ROBERT M. LEVY TRUST – Offeror
THE JOHN IRVIN LEVY TRUST – Offeror
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $1.00 Par Value Per Share
(Title of Class of Securities)

628850 10 9
(CUSIP Number of Class of Securities)

Irvin L. Levy
2727 Chemsearch Boulevard
Irving, Texas 75062
(972) 438-0441
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

With Copies to:

Paul S. Bird, Esq.
Debevoise & Plimpton
919 Third Avenue
New York, NY 10022
(212) 909-6000

Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes to designate any transactions to which this statement relates:

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:

         Ranger Holding LLC, a Delaware limited liability company (“Holding”), which is 100% owned by Irvin L. Levy, Lester A. Levy, Sr. and the other members of the Levy family identified as offerors on the cover page of this Schedule TO (together with Holding, the “Levy Group”) hereby file this final amendment to their Tender Offer Statement on Schedule TO originally filed on January 7, 2002 (the “Schedule TO”), as subsequently amended from time to time, with respect to the Levy Group’s offer to purchase all of the outstanding shares of common stock, $1.00 par value (the “Shares”), of NCH Corporation, a Delaware corporation (the “Company”), at a purchase price of $52.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 7, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Ranger Merger Corporation is not a filing person to this final amendment, as it was merged with and into NCH Corporation in a short-form merger described in the Offer. Capitalized terms used but not defined herein have the respective meanings assigned to such terms in the Schedule TO and the Offer to Purchase dated January 7, 2002, filed as Exhibit (a)(1)(i) thereto.

         ITEMS 1 THROUGH 9 AND 11 THROUGH 13

         Items 1 through 9 and Items 11 through 13 of the Schedule TO are hereby amended and supplemented as follows:

         The Offer expired at 12:00 midnight, New York City Time, on Tuesday, February 12, 2002, and based on preliminary information, resulted in the tender by Company shareholders, and the acceptance for payment by the Purchaser, of a total of 2,391,451 Shares. Upon such acquisition, the Purchaser held an aggregate of approximately 5,231,665 Shares, or approximately 98.6% of the total outstanding Shares of the Company (including 20,875 Shares tendered pursuant to guaranteed delivery).

         On February 13, 2002, pursuant to the Merger Agreement, certain members of the Levy family contributed Shares owned directly or indirectly by them to Purchaser in preparation for the short-form merger of Purchaser with and into the Company, as more fully described in the Schedule TO, as amended to date. As a result of this contribution, Purchaser became the owner of 53.5% of the Company’s Shares.

         The short-form merger of Purchaser with and into the Company pursuant to Section 253 of the Delaware General Corporation Law became effective on February 13, 2002. The Company is the corporation surviving the short-form merger and as a result of the merger is now the wholly-owned subsidiary of Holding.

         In the short-form merger, each outstanding Share of the Company (except for Shares owned by the Purchaser or stockholders exercising dissenters’ rights) was cancelled and converted into the right to receive $52.50 per Share in cash, without interest thereon and minus any withholding for tax. Letters of Transmittal and any other documents necessary for the exchange of stock certificates representing Shares will be mailed to the former holders of Shares by the paying agent for the short-form merger as promptly as practicable.

         As disclosed in the Offer to Purchase, in connection with the consummation of the Offer, Irvin L. Levy, Lester A. Levy, Sr., Robert M. Levy, John I. Levy, Lester A. Levy, Jr., Ann Levy Cox and Walter M. Levy may sell or tender into the offer in the aggregate up to 230,000 Shares beneficially owned by them for personal financial and estate planning purposes. As of the date of the Amendment, since the commencement of the Offer, certain members of the Levy Group tendered into the Offer 2,922 Shares.

         Except as previously disclosed in the Schedule TO, as amended to date, or as described above in this section, there have not been any transactions involving interests in the securities of the subject company that were effected during the past 60 business days by the filing persons or any associate or subsidiary of any such person.

         Item 12 EXHIBITS

         Item 12 of the Schedule TO is supplemented by adding the following information:

(a)(1)(iv)	Letter of Transmittal, dated February 14, 2002.

(a)(1)(v)	Notice of Merger and Appraisal Rights, dated February 14, 2002.

(a)(2)(ii)	Letter to the stockholders of the Company from Irvin L. Levy, Chairman of the Board of Directors of the Company, dated February 14, 2002.

(a)(5)(xii)	Text of press release issued by the Company on February 13, 2002.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RANGER HOLDING LLC

By: /s/ Irvin L. Levy Name: Irvin L. Levy Title: President and CEO

/s/ Irvin L. Levy Irvin L. Levy

/s/ Lester A. Levy, Sr. Lester A. Levy, Sr.

/s/ Robert M. Levy Robert M. Levy

/s/ John I. Levy John I. Levy

/s/ Lester A. Levy, Jr. Lester A. Levy, Jr.

/s/ Walter M. Levy Walter M. Levy

/s/ Ann Levy Cox Ann Levy Cox

/s/ Carol R. Levy Carol R. Levy

/s/ Karen Levy Karen Levy

IRJ LIMITED PARTNERSHIP

By: IRJ GP, L.L.C. its General Partner

By: /s/ Irvin L. Levy Name: Irvin L. Levy Title: Manager

SHELTERWOOD PARTNERS, L.P.

By: Shelterwood Investments, Inc. its General Partner

By: /s/ Lester A. Levy, Sr. Name: Lester A. Levy, Sr. Title: President

THE ALLEN JOHN LEVY TRUST

By: /s/ Robert M. Levy Name: Robert M. Levy Title: Trustee

THE KATHERINE RUTH LEVY TRUST

By: /s/ Robert M. Levy Name: Robert M. Levy Title: Trustee

THE SOPHIE BERTHA ROSE LEVY TRUST

By: /s/ Ann Levy Cox Name: Ann Levy Cox Title: Trustee

THE SOPHIE BERTHA ROSE LEVY TRUST II

By: /s/ Walter M. Levy Name: Walter M. Levy Title: Trustee

THE WALTER M. LEVY CHILDREN’S TRUST

By: /s/ Walter M. Levy Name: Walter M. Levy Title: Trustee

THE SAMUEL LEVY PIASSICK TRUST

By: /s/ Ann Levy Cox Name: Ann Levy Cox Title: Trustee

THE ANN LEVY PIASSICK CHILDREN’S EXEMPT TRUST

By: /s/ Ann Levy Cox Name: Ann Levy Cox Title: Trustee

THE IRVIN L. LEVY TRUST

By: Bank of America, Corporate Trustee

By: /s/ Daniel J. Kelly Name: Daniel J. Kelly Title: Trust Officer

By: /s/ Irvin L. Levy Name: Irvin L. Levy Title: Trustee

THE LESTER A. LEVY TRUST

By: Bank of America, Corporate Trustee

By: /s/ Daniel J. Kelly Name: Daniel J. Kelly Title: Trust Officer

By: /s/ Lester A. Levy, Sr. Name: Lester A. Levy, Sr. Title: Trustee

THE ANN ELIZABETH LEVY TRUST

By: Bank of America, Corporate Trustee

By: /s/ Daniel J. Kelly Name: Daniel J. Kelly Title: Trust Officer

By: /s/ Lester A. Levy, Sr. Name: Lester A. Levy, Sr. Title: Trustee

THE WALTER MILTON LEVY TRUST

By: Bank of America, Corporate Trustee

By: /s/ Daniel J. Kelly Name: Daniel J. Kelly Title: Trust Officer

By: /s/ Lester A. Levy, Sr. Name: Lester A. Levy, Sr. Title: Trustee

THE LESTER A. LEVY, JR. TRUST

By: Bank of America, Corporate Trustee

By: /s/ Daniel J. Kelly Name: Daniel J. Kelly Title: Trust Officer

By: /s/ Lester A. Levy, Sr. Name: Lester A. Levy, Sr. Title: Trustee

THE ROBERT M. LEVY TRUST

By: Bank of America, Corporate Trustee

By: /s/ Daniel J. Kelly Name: Daniel J. Kelly Title: Trust Officer

By: /s/ Irvin L. Levy Name: Irvin L. Levy Title: Trustee

THE JOHN IRVIN LEVY TRUST

By: Bank of America, Corporate Trustee

By: /s/ Daniel J. Kelly Name: Daniel J. Kelly Title: Trust Officer

By: /s/ Irvin L. Levy Name: Irvin L. Levy Title: Trustee

Dated: February 14, 2002

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase, dated January 7, 2002.

(a)(1)(ii)*	Letter of Transmittal, dated January 7, 2002.

(a)(1)(iii)*	Notice of Guaranteed Delivery, dated January 7, 2002.

(a)(1)(iv)	Letter of Transmittal, dated February 14, 2002.

(a)(1)(v)	Notice of Merger and Appraisal Rights, dated February 14, 2002.

(a)(2)(i)*	Letter to the stockholders of the Company from Irvin L. Levy, Chairman of the Board of Directors of the Company.

(a)(2)(ii)	Letter to the stockholders of the Company from Irvin L. Levy, Chairman of the Board of Directors of the Company.

(a)(3)*	Exhibit (a)(1)(i) is incorporated herein by reference.

(a)(4)	Not applicable.

(a)(5)(i)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated January 7, 2002.

(a)(5)(ii)*	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, dated January 7, 2002.

(a)(5)(iii)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(iv)*	Text of letter from Irvin L. Levy and Lester A. Levy, Sr. to the Company’s Board, dated September 28, 2001.

(a)(5)(v)*	Summary Advertisement as published in the New York Times on January 7, 2002.

(a)(5)(vi)*	Text of press release issued by the Company on October 1, 2001.

(a)(5)(vii)*	Text of press release issued by the Company on December 24, 2001.

(a)(5)(viii)*	Text of press release issued by the Company on January 7, 2002.

*	Previously filed.

(a)(5)(ix)*	Text of press release issued by the Company on February 5, 2002.

(a)(5)(x)*	Text of press release issued by the Company on February 5, 2002.

(a)(5)(xi) *	Text of press release issued by the Company on February 13, 2002.

(a)(5)(xii)	Text of press release issued by the Company on February 13, 2002.

(b)(i)*	Financing Commitment Letter dated October 12, 2001 from Bank of America, N.A. and Bank of America Securities LLC relating to $130,000,000 aggregate principal amount of senior credit facilities as amended by letters dated November 8, 2001 and December 10, 2001.

(b)(ii)*	Credit Agreement dated February 5, 2002, among Ranger Merger Corporation, Bank of America, N.A., JP Morgan Chase Bank and the other lenders thereto.

(c)(i)*	Fairness Opinion of Dresdner Kleinwort Wasserstein (included as Annex B to Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(c)(ii)*	Materials presented by Dresdner Kleinwort Wasserstein to the Special Committee, dated December 24, 2001.

(c)(iii)*	Materials presented by Deutsche Banc Alex. Brown to the Levy Group dated April 4, 2001.

(c)(iv)*	Materials presented by Deutsche Banc Alex. Brown to the Levy Group dated September 17, 2001.

(c)(v)*	Preliminary Materials presented by Dresdner Kleinwort Wasserstein to the Special Committee, dated October 31, 2001.

(c)(vi)*	Preliminary Materials presented by Dresdner Kleinwort Wasserstein to the Special Committee, dated December 5, 2001.

(c)(vii)*	Preliminary Materials presented by Dresdner Kleinwort Wasserstein to the Special Committee, dated December 18, 2001.

(c)(viii)*	Financial Projections Prepared by the Management of the Company, dated April, 2001 (the “April Projections”).

(c)(ix)*	Financial Projections Prepared by the Management of the Company, dated September, 2001 (the “July Projections”).

(c)(x)*	Financial Projections Prepared by the Management of the Company, dated October, 2001 (the “October Projections”).

(d)(i)*	Agreement and Plan of Merger, dated as of December 24, 2001, by and among Holding, Purchaser and the Company (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(d)(ii)	None.

(e)(i) *	Excerpts from the Proxy Statement for 2001 Annual Meeting of Stockholders of NCH Corporation, dated June 27, 2001.

(e)(ii) *	Limited Liability Company Agreement of Ranger Holding LLC, dated as of December 24, 2001.

(f)*	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith at Exhibit (a)(1)(i)).

(g)	None.

(h)	None.